PROSPECTUS SUPPLEMENT NO. 6 (To Prospectus dated May 1, 2006)	Filed pursuant to Rule 424(b)(3) Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants
This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 6, the prior prospectus supplements and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (See Registration No. 333-126737 filed with the Securities and Exchange Commission on July 20, 2005 and declared effective on July 29, 2005).
This prospectus supplement contains our Current report on Form 8-K relating to the results of operations and financial condition for the first quarter of fiscal 2007 ended June 30, 2006. This report was filed with the Securities and Exchange Commission on August 10, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On August 10, 2006, the closing price of our common stock on the American Stock Exchange was $2.17 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated August 11, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: August 10, 2006
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989 (Commission File No.)	41-1719250 (IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
5420 Feltl Road
Minnetonka, Minnesota 55343
(Address of principal executive offices)
952-426-6152
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition
Item 9.01 Financial Statements and Exhibits.
SIGNATURES

Item 2.02 Results of Operations and Financial Condition
On August 10, 2005, we issued a press release announcing our financial results for the first quarter of fiscal 2007 ended June 30, 2006. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.
The information in this current report, including Exhibit 99.1, is being “furnished” in accordance with Item 2.02 of Form 8-K and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.
Item 9.01 Financial Statements and Exhibits.
(c) Exhibit (filed herewith)
      99.1       Press Release dated August 10, 2006
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 10, 2006

UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

NEWS RELEASE
UROPLASTY, INC. REPORTS FINANCIAL RESULTS FOR THE FIRST
QUARTER OF FISCAL 2007 ENDED JUNE 30, 2006
MINNEAPOLIS, MN, August 10, 2006 — Uroplasty, Inc. (AMEX: UPI) today reported sales of $1.8 million for the first quarter of fiscal 2007 ended June 30, 2006, up 7%, or $119,000, from $1.6 million for the same quarter in the prior year. Net loss for the quarter was $1.2 million, or $0.18 per diluted share, compared to a net loss for the same quarter in the prior year of $1.5 million, or $0.23 per diluted share.
David B. Kaysen, Uroplasty’s President and CEO said, “We are gaining sales momentum in the U.S. with our five employed regional sales managers and a now fully-trained group of 45 independent sales representatives. Even though we are about two months behind our internal targets for building our U.S. sales organization, six percent of our first quarter revenues are from sales to U.S. customers, compared to no such revenues in the same period last year. We expect U.S. sales to grow significantly during the balance of fiscal 2007 on the strength of our I-STOP sling and the expected second fiscal quarter introduction of the our second generation model of the Urgent PC neurostimulation device.”
Kaysen added that, “Revenues outside of the U.S. met or exceeded our internal forecast for the quarter. In late July, we introduced our second generation Urgent PC into our distribution network and the response to date has been positive. In these markets, we anticipate revenue growth from the Urgent PC, together with the I-STOP in the U.K, over the balance of fiscal 2007.”
Kaysen continued, “We are meeting our internal forecasted plans for Macroplastique sales outside of the U.S. In the U.S., we await completion of the FDA review of our Macroplastique pre-market approval application for the treatment of female stress urinary incontinence.”
Results of Operations
Three-month period ended June 30, 2006 compared to three-month period ended June 30, 2005
Net Sales: In the first quarter ended June 30, 2006, net sales were $1.8 million, representing an $119,000 or 7% increase when compared to net sales of $1.6 million for the quarter ended June 30, 2005. Excluding the impact of fluctuations in foreign currency exchange rates, sales increased by approximately 4%. A 9% decline in sales of Macroplastique products was more than offset by sales of the Urgent PC and an increase in sales of the I-STOP. In the first quarter ended June 30, 2005, we had no sales of the Urgent PC and had minimal sales of the I-STOP.
We attribute the decline in sales of the Macroplastique products primarily due to adverse changes in the reimbursement policies of the insurers and the increase in pricing competition. We expect this to adversely impact our future sales in those markets. In response, we have implemented targeted volume price reductions, have stepped up training workshops targeted to our sales personnel, distributors and key incontinence surgeons, and are sponsoring scientific podium presentations and seminars at key international incontinence congresses. We cannot assure that these initiatives will increase Macroplastique sales.
Gross Profit: Gross profit was $1.2 million for both quarters ended June 30, 2006 and 2005, or 69% and 74% of net sales in the respective periods. We attribute the decline in gross profit percent primarily to lower manufacturing capacity utilization due to decline in Macroplastique sales, duplicate manufacturing facilities in the U.S. pending completion of our relocation to our new corporate headquarters, higher costs for our new facility and an increase in personnel-related costs. We expect to relocate the remaining operations to our new corporate headquarters in the third quarter of our current fiscal year after quality and regulatory qualifications of our new manufacturing facility.
General and Administrative Expenses (G&A): G&A expenses increased from $691,000 during the first quarter of fiscal 2006 to $884,000 during the first quarter of fiscal 2007. Included in the fiscal 2007 first quarter is a $266,000 non-cash, FAS 123(R) charge for share-based employee compensation. Excluding this charge, G&A expenses declined by $73,000, primarily because fiscal 2005 first quarter contained certain charges related to the installation of our new information system.

Research and Development Expenses (R&D): R&D expenses increased from $631,000 during the first quarter of fiscal 2006 to $675,000 during the first quarter of fiscal 2007. Included in the fiscal 2007 first quarter is a $11,000 non-cash, FAS 123(R) charge for share-based employee compensation. Excluding this charge, R&D expenses increased by $33,000. We attribute the increase primarily to the increase in spending for clinical trials and testing.
Selling and Marketing Expenses (S&M): S&M expenses increased from $664,000 during the first quarter of fiscal 2006 to $1,233,000 during the first quarter of fiscal 2007. Included in the fiscal 2007 first quarter is a $22,000 non-cash, FAS 123(R) charge for share-based employee compensation. Excluding this charge, S&M expenses increased by $547,000. We attribute the increase to the $360,000 increase in compensation-related costs, primarily for our U.S. direct sales force and marketing organization, $110,000 for increase in travel-related costs and an increase in other costs to support our expanded organization and marketing activities.
Other Income (Expense): Other income (expense) includes interest income, interest expense, warrant expense or benefit, foreign currency exchange gains and losses and other non-operating costs when incurred. Our financial results are subject to material fluctuations based on changes in currency exchange rates. Other income (expense) was $372,000 and $(665,000) for the first quarters ended June 30, 2006 and 2005, respectively.
As a result of the suspension of the exercise of the 706,218 warrants we originally issued in July 2002, in April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of the registration statement covering the shares underlying these warrants. As of June 30, 2006, the Securities and Exchange Commission had not declared this registration statement effective. In April 2005, we recognized a liability and a charge to equity of approximately $1.4 million associated with the grant of these new warrants. The Company determined the fair value of these warrants using the Black-Scholes option-pricing model. We have since reduced the reported liability by approximately $1,062,000 due to the decrease in the fair value of these warrants from their date of issuance through June 30, 2006. We recorded a warrant benefit of $328,000 for the three months ended June 30, 2006 and a warrant expense of $686,000 for the three months ended June 30, 2005. We will continue to remeasure the value of this liability in relation to its fair value and adjust accordingly until such time as the warrants are exercised or expire.
We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between us and our foreign subsidiaries. We recognized foreign currency gains (losses) of $26,000 and $(1,000) for the first quarters ended June 30, 2006 and 2005, respectively.
Income Tax Expense: Our Dutch subsidiaries recorded income tax expense of $31,000 and $37,000 for the quarters ended June 30, 2006 and 2005, respectively. For fiscal 2007, the Dutch income tax rate is 25.5% for €22,689 (approximately $29,000) of profit and 29.6% for amounts above €22,689 compared to 27% and 31.5% in fiscal 2006, respectively.
Non-GAAP Financial Measures. In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), our discussion of the results of operations above contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of FAS 123(R). The non-GAAP financial measures used by management and disclosed by us exclude the income statement effects of share-based compensation and the effects of FAS 123(R). The non-GAAP financial measures disclosed by us should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the consolidated financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies. Therefore, our non-GAAP financial measures may not be comparable to those used by other companies. We have described the reconciliations of each of our non-GAAP financial measures above to the most directly comparable GAAP financial measures.

Because we excluded new requirements under FAS 123(R) in some of our discussion above, these financial measures are treated as a “non-GAAP financial measure” under Securities and Exchange Commission rules. Management uses our non-GAAP financial measures for internal managerial purposes, including as a means to compare period-to-period results on a consolidated basis and as a means to evaluate our results on a consolidated basis compared to those of other companies.
We disclose this information to the public to enable investors who wish to more easily assess our performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis among peer companies.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	June 30,
	2006	2005
Net sales	$1,764,210	$1,645,653
Cost of goods sold	555,516	420,828

Gross profit	1,208,694	1,224,825

Operating expenses
General and administrative	884,109	690,564
Research and development	674,954	630,598
Selling and marketing	1,232,587	664,033

	2,791,650	1,985,195

Operating loss	(1,582,956)	(760,370)

Other income (expense)
Interest income	19,507	27,380
Interest expense	(5,982)	(4,809)
Warrant benefit (expense)	327,732	(686,295)
Foreign currency exchange gain (loss)	26,411	(1,199)
Other	4,800	—

	372,468	(664,923)

Loss before income taxes	(1,210,488)	(1,425,293)

Income tax expense	30,751	37,020

Net loss	$(1,241,239)	$(1,462,313)

Basic and diluted loss per common share	$(0.18)	$(0.23)

Weighted average common shares outstanding:
Basic and diluted	6,952,167	6,351,245

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2006	March 31, 2005
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$1,394,306	$1,563,433
Short-term investments	—	1,137,647
Accounts receivable, net	936,816	716,587
Income tax receivable	170,290	270,934
Inventories	731,663	757,062
Other	415,107	353,178

Total current assets	3,648,182	4,798,841

Property, plant, and equipment, net	1,445,778	1,079,438

Intangible assets, net	385,067	411,604

Deferred tax assets	139,505	111,361

Total assets	$5,618,532	$6,401,244

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2006	March 31, 2005
	(unaudited)
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities — long-term debt	$43,998	$41,658
Current maturities — deferred rent	35,000	—
Notes payable	185,426	—
Accounts payable	552,704	506,793
Accrued liabilities	632,197	917,981
Warrant liability	337,624	665,356

Total current liabilities	1,786,949	2,131,788

Long-term debt — less current maturities	400,101	389,241
Deferred rent — less current maturities	239,433	—
Accrued pension liability	573,267	473,165

Total liabilities	2,999,750	2,994,194

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 6,965,206 and 6,937,786 shares issued and outstanding at June 30 and March 31, 2006, respectively	69,652	69,378
Additional paid-in capital	15,199,298	14,831,787
Accumulated deficit	(12,275,339)	(11,034,100)
Accumulated other comprehensive loss	(374,829)	(460,015)

Total shareholders’ equity	2,618,782	3,407,050

Total liabilities and shareholders’ equity	$5,618,532	$6,401,244

***

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions, including urinary and fecal incontinence, overactive bladder and vesicoureteral reflux.
The Urgent® PC Neuromodulation System is a proprietary, minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Application of neuromodulation therapy targets specific nerve tissue and disrupts the signals that lead to the symptoms of overactive bladder. Uroplasty sells the Urgent PC system in the United States, in Canada and in countries recognizing the CE mark. Outside the United States, the Urgent PC is also indicated for the treatment of fecal incontinence.
The I-STOP™ Mid-Urethral Sling is a biocompatible, tension-free sling used to treat female stress urinary incontinence. The I-STOP sling provides a hammock-like support for the urethra to prevent urine leakage associated with activities such as coughing, laughing, lifting or jumping. Uroplasty sells the I-STOP Sling in the United Kingdom and in the United States.
Macroplastique® Implants, Uroplasty’s patented soft tissue bulking agent, is used to treat both female and male urinary incontinence and to treat vesicoureteral reflux in children. When Macroplastique is injected into tissue, it stabilizes and “bulks” the tissue, providing the surrounding muscles with increased capability to control the flow of urine. Additionally, Uroplasty markets soft tissue bulking agents for specific indications such as PTQ™ Implants for the treatment of fecal incontinence, VOX® Implants for the treatment of vocal cord rehabilitation and Bioplastique® for augmentation or restoration of soft tissue defects in plastic surgery indications. Uroplasty’s bulking products are sold outside the United States.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price. Despite our internal projections, we cannot assure that our revenues will actually increase or that we will achieve profitability.
FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact David B. Kaysen, President and CEO at 952-426-6140 or Mahedi A. Jiwani, Vice President, CFO & Treasurer at 952-426-6152
UROPLASTY, INC.
5420 Feltl Road
Minnetonka, Minnesota 55343
Fax: 952.426.6199